SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                 DONNKENNY, INC.
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                                (Name of Issuer)



                          COMMON STOCK, PAR VALUE $.01
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                         (Title of Class of Securities)



                                    258006204
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                                 (CUSIP Number)



      DANIEL H. LEVY                                   HARRY A. KATZ
    C/O DONNKENNY, INC.                             OLD STONE HIGHWAY
      1411 BROADWAY                                AMAGANSETT, NY 11930
   NEW YORK, NY 10018

                                 WITH A COPY TO

                                 DENNIS J. BLOCK
                          CADWALADER, WICKERSHAM & TAFT
                                 100 MAIDEN LANE
                               NEW YORK, NY 10038
                                 (212) 504-5555
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                                 JANUARY 8, 2001
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            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 258006204

                                  SCHEDULE 13D

----------------------------
CUSIP NO. 258006204
----------------------------


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Daniel H. Levy
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (A)/ /   (B)  / /
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3    SEC USE ONLY
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4    SOURCE OF FUNDS (See Instructions)
     PF
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)  / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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                7     SOLE VOTING POWER
                      1,424,888
   NUMBER OF
                ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         0
   OWNED BY
                ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          751,859
    PERSON
                ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      0
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,424,888
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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)  / /
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       32.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------
CUSIP NO. 258006204
----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Harry A. Katz
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (A) / /  (B) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)  / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF
                ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         0
   OWNED BY
                ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          673,069
    PERSON
                ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       673,069
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)   / /
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.4%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN
--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER

            This Amendment No. 1 to the Schedule 13D filed on behalf of Daniel
H. Levy ("Levy") and Harry A. Katz ("Katz") (each, a "Reporting Person" and collectively the "Reporting Persons") on November 6, 2000, is being filed in connection with changes in the Reporting Persons' beneficial ownership of the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Donnkenny, Inc., a Delaware corporation (the "Corporation").

            This Amendment No. 1 amends Items 1, 2, 3, 5, 6 and 7 of Schedule
13D.

ITEM 2.     IDENTITY AND BACKGROUND.

            Item 2 is amended and restated in its entirety as follows:

            (a) This statement is being filed by Daniel H. Levy ("Levy") and Harry A. Katz ("Katz") (each, a "Reporting Person" and collectively the "Reporting Persons").

            (b) The business address of each Reporting Person is:

                  Daniel H. Levy
                  c/o Donnkenny, Inc.
                  1411 Broadway
                  New York, NY 10018

                  Harry A. Katz
                  Old Stone Highway
                  Amagansett, NY  11930

            (c) The principal occupation of Levy is Chairman and CEO of the Corporation. The principal occupation of Katz is managing partner of Retail Resources, L.P., president of 7925 West 2nd Corp. and president of Bryhar Corporation. Both Katz and Levy are directors of the Corporation.

            (d) During the past five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Each Reporting Person is a citizen of the United States.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 is amended and restated in its entirety as follows:

            Each Reporting Person used $147.159.50 of his personal funds to purchase 294,319 shares of Common Stock from Amber Arbitrage LDC.

            Pursuant to a Stock Purchase Agreement dated December 21, 2000 among Katz, Levy and Wolf Popper, LLP (the "Stock Purchase Agreement"), the Corporation issued 750,000 shares of Common Stock to an escrow agent to fund a portion of a settlement fund that has been established pursuant to a Stipulation of Settlement, dated October 7, 1999, entered into between the Corporation and the lead plaintiffs in an action entitled In re Donnkenny. Inc., Securities Litigation, 96-CV-8452 (MGC), filed in the United States District Court for the Southern District of New York. Under the Stock Purchase Agreement, Katz and Levy each used $101,250.00 of his personal funds to purchase 375,000 shares of Common Stock each from the escrow agent. The purchase of the Common Stock by Katz and Levy closed on January 8, 2001.

ITEM 4.     PURPOSE OF TRANSACTION.

            No Change.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 is amended and restated in its entirety as follows:

            (a) According to the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, as of November 13, 2000, the Corporation had issued and outstanding 3,617,417 shares of Common Stock. The Corporation issued an additional 750,000 shares in connection with the transaction discussed in the second paragraph of Item 3 above.

            Levy is the beneficial owner of 1,424,888 shares of Common Stock or 32.3% of the outstanding Common Stock, consisting of 708,069 shares of Common Stock owned directly, 43,750 shares of Common Stock which Levy has a right to acquire pursuant to presently exercisable stock options, 669,319 shares of Common Stock owned by Katz which Levy has the right to direct the vote of pursuant to the Letter Agreement discussed in Item 6 below, and 3,750 shares of Common Stock which Katz has a right to acquire pursuant to presently exercisable stock options which, upon Katz's exercise, Levy would have the right to direct the vote of pursuant to the Letter Agreement discussed in Item 6 below.

            Katz is the beneficial owner of 673,069 shares of Common Stock or 15.4% of the outstanding Common Stock, consisting of 669,319 shares of Common Stock owned directly and 3,750 shares of Common Stock which Katz has a right to acquire pursuant to presently exercisable stock options.

            (b) Levy has the sole power to vote, or to direct the vote of, 1,424,888 shares of Common Stock, and shared power to vote, or to direct the vote of, 0 shares of Common Stock; and sole power to dispose of, or to direct the disposition of, 751,819 shares of Common Stock and shared power to dispose of, or to direct the disposition of, 0 shares of Common Stock. Katz has the sole power to vote, or to direct the vote of, 0 shares of Common Stock, and shared power to vote, or to direct the vote of, 0 shares of Common Stock; and sole power to dispose of, or to direct the disposition of, 673,069 shares of Common Stock and shared power to dispose of, or to direct the disposition of, 0 shares of Common Stock.

            (c) Except as described in Item 3 above, there have been no transactions of shares of Common Stock effected within the past 60 days by Levy or Katz.

            (d) Not applicable.

            (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 is amended and restated in its entirety as follows:

            On January 8, 2001, Levy and Katz entered into a Letter Agreement whereby Katz agreed that, for so long as Levy was the Chief Executive Officer of the Corporation, Katz would vote all of his shares of Common Stock and preferred stock of the Corporation as directed by Levy.

            Other than as set forth above, to the best knowledge of each Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such Reporting Person and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A - Joint Filing Agreement (incorporated by reference to
Exhibit 99.(A) to the Schedule 13D jointly filed by Daniel H. Levy and Harry A. Katz on November 6, 2000 relating to Donnkenny, Inc.)

            Exhibit B - Letter Agreement dated January 8, 2001 between Daniel
H. Levy and Harry A. Katz (filed herewith)

            Exhibit C - Stock Purchase Agreement dated December 21, 2000 among Wolf Popper, LLP, Harry A. Katz and Daniel H. Levy (filed herewith)

            Signature.

            After reasonable inquiry and to the best of each Reporting Person's knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date:       January 17, 2001


                                       /s/  Daniel H. Levy
                                       -----------------------------------------
                                            Daniel H. Levy


                                       /s/  Harry A. Katz
                                       -----------------------------------------
                                            Harry A. Katz

                                HARRY A. KATZ
                                Old Stone Highway
                              Amagansett, NY 11930



                                            January 8, 2001



Daniel H. Levy
1411 Broadway
New York, NY  10018


Dear Dan,

      This will confirm our agreement regarding the voting of shares I may own from time to time of Donnkenny, Inc. common or preferred stock. I hereby agree that for such time as you are Chief Executive Officer of Donnkenny, Inc., I will vote my shares of Donnkenny, Inc. stock in such manner as you may direct.


                                       Sincerely yours


                                       /s/ Harry A. Katz
                                       -----------------------------------------
                                       Harry A. Katz


Confirmed and Agreed:



/s/ Daniel H. Levy
---------------------
Daniel H. Levy

                            STOCK PURCHASE AGREEMENT

                             Dated December 21, 2000

                                     between

                                WOLF POPPER, LLP

                              (the "Escrow Agent")

                                       and

                       Harry A. Katz and Daniel H. Levy
                                (the "Investors")

                                  INTRODUCTION

            WHEREAS , Donnkenny, Inc. (the "Company") will issue 750,000 shares of the Company's Common Stock, $.01 par value per share (the "Shares") to the Escrow Agent on behalf of the Donnkenny, Inc. Settlement Fund to fund a portion of a Settlement Fund that has been established pursuant to a Stipulation of Settlement, dated October 7, 1999, entered into between the Company and the Lead Plaintiffs (the "Stipulation") in an action entitled In re Donnkenny. Inc., Securities Litigation, 96-CV-8452 (MGC), filed in the United States District Court for the Southern District of New York (the "Action"); and

            WHEREAS, the Investors wish to purchase the Shares for a purchase price of Twenty-Seven ($0.27) cents a share or a total consideration of Two Hundred Two Thousand Five Hundred ($202,500) dollars and the Escrow Agent is willing to sell the Shares subject to the terms of this Agreement;

            NOW THEREFORE, in consideration of the mutual promises and covenants hereinafter contained, the parties agree as follows;

            1. INVESTORS REPRESENTATIONS: Investors are either an officer and/or director of the Company and are not relying on any information furnished by the Escrow Agent or any other person in making their decision to purchase the Shares. The Investors represent that they have knowledge of the rules relating to the sale of the Shares and understand that the Shares may only be traded in compliance with applicable federal and state securities laws. The Investors represent that they possess the financial resources to bear the risk of economic loss with respect to their purchase of the Shares; have such knowledge and experience in financial and business matters that they are able to evaluate the merits and make an informed investment decision with respect to the purchase of the Shares; that they qualify as an "accredited investor" as such term is defined in the Securities Act of 1933; and that they are experienced in investing in securities of companies. The Investors release the Escrow Agent front all claims arising from the purchase and sale of the Shares, except for specific performance of this Agreement.

            2. THE INVESTMENT: Subject to the terms and conditions hereof, and in reliance on the Investor Representations contained in paragraph 1 above, the Escrow Agent shall, subject to receipt of full payment for the Shares, sell to the Investors on behalf of the Settlement Fund, the Shares at a purchase price equal to Twenty-Seven ($0.27) cents a share or a total consideration of Two Hundred Two Thousand Five Hundred ($202,500) dollars (the "Purchase Price"). The Investors shall pay the Purchase Price to the Escrow Agent in full at the Closing referred to in paragraph 3 below by certified or bank check payable to the Escrow Agent or by wire accounts designated in writing by the Escrow Agent.

            3. THE CLOSING: The purchase and sale of the Shares being purchased by the Investors shall take place at the offices of Mintz & Gold LLP, 444 Park Avenue South, New York, New York 10016, at 10:00am local time on January 9, 2001, or at such other time and date as the parties shall mutually agree upon in writing. At the Closing, the Escrow Agent shall deliver to the Investors (a) the Stock Certificate for the Shares issued to the Escrow Agent and (b) stock transfer instructions and documentation, satisfactory to the Investors and their counsel, transferring Three Hundred Seventy Five Thousand (375,000) shares of the Shares to Harry A. Katz and Three Hundred Seventy Five Thousand (375,000) shares of the Shares to Daniel H. Levy. The Stock Certificate for the Shares and the transfer instructions and documentation shall be held in escrow by Mintz & Gold pending confirmation of receipt of the Purchase Price (if by wire transfer).

            4. CONDITIONS OF THE CLOSING: The obligations of the Investors to purchase the Shares pursuant to the terms of this Agreement shall be subject to the condition that the Escrow Agent shall have delivered to the Investors the Stock Certificate and instructions referred to in paragraph 3 above. The obligations of the Escrow Agent to sell the Shares to the Investors shall be subject to the condition that the Escrow Agent shall have received the Purchase Price for the Shares.

            5. TERMINATION: This Agreement shall terminate if the transactions contemplated hereunder have not closed by January 16. 2001.

            6. MISCELLANEOUS: (a) All notices to a party hereunder shall be in writing and shall be deemed to have been adequately given if delivered in person, upon facsimile transmission with receipt acknowledged by the recipient's facsimile transmission machine or by delivery by a recognized courier for overnight delivery, or three days after having been mailed, certified mail, return receipt requested, to such party at its address set forth below (or such other address as a party may from time to time designate in writing to the other party hereto).

   To the Escrow Agent: Robert C. Finkel, Esq.
                        Wolf Popper LLP
                        845 Third Avenue
                        New York, NY 10021

   To the Investors:    Harvey Horowitz, Esq.
                        Mintz & Gold, LLP
                        444 Park Avenue South
                        New York, NY 10016


            (b) No failure to exercise and no delay in exercising, on the part of either party, shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

            (c) Except as hereinafter provided, this Agreement may be modified or amended or any term or provision may be waived but only by a writing signed by the parties hereto. No waiver of any term or provision shall be effective unless made in the same manner as an amendment of such term or provision.

            (d) All agreements, representations and warranties contained herein or made in writing by or on behalf of the parties in connection with the transactions contemplated shall, except where otherwise provided by their terms, survive the execution and delivery of this Agreement, the Closing pursuant to this Agreement, and any investigation at any time made by or on behalf of the Investors.

            (e) This Agreement shall be governed by and construed in accordance with the laws of the State of New York. Any headings of paragraphs herein are for convenience only and shall not control or affect the meaning or construct of any of the provisions hereof.

            (f) This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective heirs, successors and assigns, excluding assignees of the Shares, but not including any purchaser thereof in whose hands the Shares are not a restricted security as defined in Rule 144 under the Securities Act of 1933.

            (g) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

            IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and date first above written.



Wolf Popper LLP



By:    /s/  Robert C. Finkel
     -------------------------



       /s/ Harry A. Katz
------------------------------
   Harry A. Katz



       /s/ Daniel H. Levy
------------------------------
   Daniel H. Levy



Mintz & Gold LLP



By:    /s/ Harvey Horowitz
------------------------------